Exhibit 99.1

Erayak Power Solution Group Inc. Announces Receipt of Nasdaq Minimum Bid Price Notification

Wenzhou, China, Nov. 20, 2023 -- Erayak Power Solution Group Inc. (“Erayak” or the “Company”) (Nasdaq: RAYA), a leading manufacturer, designer, and exporter of high-quality products in the power supply industry, announced today that on November 15, 2023, the Company received a letter from the Nasdaq Listing Qualifications, indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180-calendar day compliance period, or until May 13, 2024, to regain compliance with the minimum bid price requirement. If at any time during such 180-day period the closing bid price of the Company’s shares is at least $1 for a minimum of 10 consecutive business days, Nasdaq will provide the Company written confirmation of compliance.

If the Company does not regain compliance during such 180-day period, the Company may be eligible for an additional 180 calendar days, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provide a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

About Erayak Power Solution Group Inc.

Erayak specializes in the manufacturing, research and development, as well as the wholesale and retail sales of power solution products. Erayak’s product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles, electrical appliances, and outdoor living products. Our goal is to be the premier power solutions brand for all of your mobile and outdoor living needs. For more information, visit: https://erayakpower.com/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contact:

Erayak Power Solution Group Inc.
Nina Yuan, Secretary
Email: ninayuan@erayaktech.com